

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2012

<u>Via E-Mail</u>
Keith Murphy
Chairman of the Board, Chief Executive Officer, and President
Organovo Holdings, Inc.
5871 Oberlin Drive, Suite 150
San Diego, CA 92121

      Re: Organovo Holdings, Inc.
            Form 8-K, as amended
            Filed February 13, 2012
            File Nos. 000-54621 and 333-169928

Dear Mr. Murphy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jennifer Riegel for

                        Jeffrey Riedler
                        Assistant Director